EXHIBIT A

November 23, 1998

Board of Directors
Monterey Bay Bancorp
36 Brennan Street
Watsonville, CA 95076

Dear Sirs:

I am writing in a growing sense of frustration over the Bank's poor operating results and management's apparent lack of interest in taking steps to increase shareholder value. I wrote to you in May of this year and again in August to voice my concerns. To date I have received one response dated June 1, 1998 which does little to convince me that management has any interest whatsoever in responding to the interests of the shareholders.

Management continues to say that the poor operating results are due to increased general & administrative expenses required to support growth and expansion. Despite the growth in low cost deposits, you still do not show a corresponding increase in net interest income before G&A expenses are even considered. Deposit growth without a profitable outlet for the funds is of little value!

It is time to stop wasting the shareholders' assets and move to maximize its value. Your plan is not working, you have not added any shareholder value in the past year, in fact, earnings per share and book value are going down.

I no longer believe that the current board and management team can or will act in the best interest of the shareholders. It is therefore my intention to vote in favor of an alternative slate of directors at the next opportunity.

Sincerely,

/s/ Josiah T. Austin

Josiah T. Austin